UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Trading Statement


17 January 2006

Trading update


Pearson is today providing a regular trading update ahead of our 2005 preliminary results announcement on 27 February 2006.

Pearson traded strongly through the end of 2005, in line with our expectations. Our education business maintained its strong performance in School, Higher Education, Professional and international markets; Penguin's fourth-quarter frontlist performed well; the Financial Times sustained its advertising revenue growth and will reach breakeven; and IDC expects to report its best year ever.

Pearson is therefore on track to report significant underlying growth in sales, adjusted earnings per share, free cash flow and return on invested capital.

We also continue to expect 2006 to be another good year for Pearson, with further progress on our overall financial goals and in all our major businesses.


Ends

For more information: Luke Swanson/Deborah Lincoln          + 44 (0)207 010 2310


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 17 January, 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary